                           SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK

                                                        (Thousands of Dollars)

                                                         Year Ended December 31,

                                                                                                6 Months     12 Months
                                                                                                  Ended        Ended
                                     2001         2002         2003         2004      2005     06/30/2006   06/30/2006
                                   -----------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense(1)  $4,850,848  $2,473,121   $1,727,267  $1,767,449  $1,414,472  $ 815,269  $1,604,633
Add:
  Rentals (2)                           2,128       1,240          638         776       1,313        888       1,645
  Allocable portion of interest
    on long-term Contracts for
    the purchase of power(3)            1,659       1,616        1,568       1,515       1,457        705       1,426
  Amortization of previously
    capitalized fixed charges           1,083       1,440        1,638       1,405       1,579        549       1,358
                                    ----------  ----------   ----------------------  ---------- ----------  ----------
Total earnings before income
  taxes and fixed charges (A)      $4,855,718  $2,477,417   $1,731,111  $1,771,145  $1,418,821  $ 817,411  $1,609,062
                                    ==========  ==========   ==========  ==========  ========== ==========  ==========

FIXED CHARGES:
  Interest and amortization        $  784,858  $  584,442   $  451,792  $  399,169  $  370,650    207,157  $  378,077
  Rentals (2)                           2,128       1,240          638         776       1,313        888       1,645
  Capitalized fixed charges-
    nuclear fuel (4)                      756         520           97         839       1,075      1,076       1,942
  Allocable portion of interest
    on long-term contracts
    for the purchase of power(3)        1,659       1,616        1,568       1,515       1,457        705       1,426
  Preferred and preference
    stock dividend requirements-
    pre-tax basis                      37,907      29,119       22,262      22,962      37,587     39,810      61,753
                                    ----------  ----------   ----------  ----------  ---------- ----------  ----------
Total fixed charges (B)            $  827,308  $  616,937   $  476,357  $  425,261  $  412,082  $ 249,636  $  444,843
                                    ==========  ==========   ==========  ==========  ========== ==========  ==========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):               5.87        4.02         3.63        4.16        3.44       3.27        3.62
                                    ==========  ==========  ==========  ==========  ========== ==========  ==========

(1)   Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)   Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(3)   Allocable portion of interest included in annual minimum debt service requirement of supplier.
(4)   Includes fixed charges associated with Nuclear Fuel.